Exhibit 21.1

Subsidiaries of Registrant

Subsidiary	Jurisdiction

LMI Finishing, Inc.	Missouri
LMI Kitting, LLC	Delaware
Leonard’s Metal, Inc.	Missouri
Integrated Technologies, Inc.	Washington
Precise Machine Company	Missouri
Tempco Engineering, Inc.	Missouri
Versform Corporation	California
D3 Technologies, Inc.	California
TASS Holdings, Inc.	Delaware
TASS, Inc.	Washington
TASS European Union Ltd.	United Kingdom
TASS Asia Pacific Pty. Ltd.	Australia
Valent Aerostructures, LLC	Delaware
Valent Aerostructures – Wichita, LLC	Delaware
Valent Aerostructures – Tulsa, LLC	Delaware
Valent Aerostructures – Washington, LLC	Delaware
Valent Aerostructures – Lenexa, LLC	Kansas
Valent Aerostructures – St. Louis, Inc.	Missouri
Ozark Mountain Technologies, LLC	Delaware